Form ATS-N
BofAS CRD # 283942

Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
~~Merrill Lynch, Pierce, Fenner & Smith Incorporated~~NB Holdings Corporation	56-1857749	Domestic Entity	~~Common~~Sole Stockholder	~~09/01/2015~~05/2019	75 or more	Y	N
~~NB Holdings Corporation~~	~~Domestic Entity~~		~~Preferred Series A Stockholder~~	~~01/01/2019~~	~~75 or more~~	~~Y~~	~~N~~
Montag, Thomas Kell	1474696	Individual	Director & Chief Executive Officer	~~09/01/2015~~09/2015	Less than 5	Y	N
Gallo, Fabrizio	4529600	Individual	Director	~~01/01/2016~~01/2016	Less than 5	Y	N
Caccamise, William Charles Jr	2547189	Individual	Chief Legal Officer	~~09/01/2015~~09/2015	Less than 5	N	N
Gallinek, Wilfred Eric	4669008	Individual	Chief Compliance Officer/Broker-Dealer	~~09/01/2015~~09/2015	Less than 5	N	N
Guardino, Joseph Anthony Jr	2907957	Individual	Chief Operations Officer & FINOP	~~09/01/2015~~09/2015	Less than 5	N	N
Applebaum, Lizbeth Nelle	6172247	Individual	Chief Financial Officer	~~07/01/2017~~07/2017	Less than 5	N	N
Smith, Andrea Bradley	6938616	Individual	Outside Director	~~04/01/2018~~04/2018	Less than 5	Y	N
Cartaina, John Andrew	6558455	Individual	Chief Compliance Officer/Registered Investment Adviser	~~02/01/2018~~02/2018	Less than 5	N	N

Summary report: Litera® Change-Pro for Word 10.5.0.0 Document comparison done on 5/13/2019 1:22:11 PM	
Style name: WH-Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://imanageworkus.wilmerhale.com/ActiveUS/173720885/1	
Modified DMS: iw://imanageworkus.wilmerhale.com/ActiveUS/173720966/1	
Changes:	
Add	11
Delete	11
Move From	0
Move To	0
Table Insert	10
Table Delete	1
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	33